

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

August 1, 2008

Francine Dubois
President and Chief Executive Officer
iDcentrix, Inc.
2101 Rosecrans, Suite 4240
El Segundo, CA 92045

> **Re:** **iDcentrix, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed July 17, 2008**
> **File No. 333-150939**

Dear Ms. Dubois:

We have reviewed your responses to the comments in our letter dated June 11, 2008 and have the following additional comments.

Cover Page, page 1

1. We note your response to prior comments 1 and 2. Please revise your cover page to state that Fortress Paper may be deemed an underwriter.

Summary, page 4

2. We note your response to prior comment 18 that you believe you will need to raise a minimum of $4 million over the next twelve to twenty-four months in order to continue your development. Please revise to include this disclosure as well as your burn rate in your summary and in your plan of operations beginning on page 28.

3. While we note your response to prior comment 23, please revise to remove the phrase "easy to authenticate" or describe why the card is easy to authenticate. Please make corresponding changes on page 21.

Security Card Industry, page 20

4. We note your response to our prior comment 19 and your reference to the report by Stanford Group Company used as support for some of the information. Please tell us whether this information is available to the public without charge or at a

nominal cost and provide appropriate details in that respect. If the sources are not publicly available at nominal or no cost, it appears that consent of the third party to the use of the information in the prospectus and to the reference to that firm should be obtained and filed as an exhibit. Please see Rule 436 of Regulation C and Item 601(b)(23) of Regulation S-K for additional guidance. Alternatively, you may be able to adopt some of these statements as your own, but you would still need to provide a basis for the beliefs related to government spending initiatives related to identification cards and security.

Sales and Marketing, page 23

5. We note your response to comments 24 and 25 that you have entered into two preferred partnership agreements. If material to your business, please revise to disclose the material terms of those contracts and file them as exhibits or advise. Refer to Item 601(b)(10) of Regulation S-K.

Exhibits

6. Please file your legal opinion when available.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact John Stickel at (202) 551-3324 with any questions. If you need further assistance, you may contact me at (202) 551-3313.

Regards,

Rolaine S. Bancroft
Special Counsel

cc: <u>Via Facsimile (203) 327-2669</u>
M. Ridgway Barker, Esq.
Kelley Drye & Warren LLP